UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File No. 001-41010

MAINZ BIOMED N.V.

(Translation of registrant’s name into English)

Robert Koch Strasse 50
55129 Mainz
Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒   Form 40-F  ☐

Other Events

On September 13, 2023, we issued a press release announcing topline results from our ColoFuture study. The ColoFuture study is a multi-center international clinical trial assessing the potential to integrate a portfolio of novel gene expression (mRNA) biomarkers into ColoAlert®, our test for colorectal cancer (CRC). The results of this groundbreaking study included sensitivity for colorectal cancer of 94% with a specificity of 97% and a sensitivity for advanced adenoma of 81%.

Exhibits

Exhibit No.	Exhibit
99.1	Press Release issued September 13, 2023 re: Mainz Biomed’s ColoFuture Study, Evaluating its Novel mRNA Biomarkers, Reports Groundbreaking Topline Results Demonstrating Sensitivity for Colorectal Cancer of 94% with Specificity of 97% and Advanced Adenoma Sensitivity of 81%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 13, 2023	By:	/s/ William J. Caragol
William J. Caragol
Chief Financial Officer

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